Exhibit 99.1

CAPITALIZATION AND INDEBTEDNESS

The following table sets out the consolidated capitalization and indebtedness of ArcelorMittal as of December 31, 2023. You should read this table together with the Group’s consolidated financial statements and other financial data appearing in its annual report on Form 20-F for the year ended December 31, 2023.

As of December 31, 2023
(amounts in U.S.$ millions)	Actual
Short-term debt and current portion of long-term debt	2,312
Secured and Unguaranteed	381
Guaranteed and Unsecured	119
Secured and Guaranteed	0
Unsecured/Unguaranteed	1,812
Long-term debt, net of current portion	8,369
Secured and Unguaranteed	948
Guaranteed and Unsecured	114
Secured and Guaranteed	0
Unsecured/Unguaranteed	7,306
Non-controlling interests	2,107
Equity attributable to the equity holders of the parent	53,961
Common shares	303
Treasury shares	(849)
Additional paid-in capital	27,185
Retained earnings	46,264
Reserves(a)	(18,942)
Total shareholders’ equity	56,068
Total capitalization (Total shareholder’s equity plus Short-term debt plus Long-term debt)	66,750

(a) Includes foreign currency translation adjustments of -$18.4 billion, unrealized gains on derivative financial instruments relating to CFH (Cash Flow Hedge) of $2.0 billion, unrealized losses on investments in equity instruments at fair value through other comprehensive income of $4 million, and recognized actuarial losses of $2.5 billion.

Except as disclosed herein, there have been no material changes in the consolidated capitalization and indebtedness and contingent liabilities of ArcelorMittal since December 31, 2023.

During the period January 1, 2024 to April 8, 2024, ArcelorMittal has repurchased 22.5 million shares for total consideration of approximately $600 million, in accordance with its announced share buyback program.

During the period January 1, 2024 to April 8, 2024, total short-term debt and current portion of long-term debt decreased following the repayment of €529 million of bonds maturing on January 17, 2024.

During the period January 1, 2024 to April 8, 2024, ArcelorMittal guaranteed an additional $86 million of debt of its operating subsidiaries.

As of December 31, 2023, ArcelorMittal had $5.4 billion of indebtedness available to be drawn under a revolving credit facility, all of which would be unsecured.

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